FILE No.
82-4749

07021633

Northern Abitibi Mining Corp.
Interim Consolidated Financial Statements

December 31, 2006

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

SUPPL

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2006 nor the unaudited interim consolidated statements of operations and cash flows for the three month periods ended December 31, 2006 and December 31, 2005.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	December 31, 2006 (Unaudited)	September 30, 2006
ASSETS		
Current		
Cash and cash equivalents	$ **451,902**	$ 525,629
Accounts receivable	**3,018**	5,233
Prepaids	**9,117**	15,949
	464,037	546,811
Other Note 3	**9,628**	9,628
Mineral properties Note 4	**189,629**	65,180
	$ **663,294**	$ 621,619
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **88,818**	$ 16,735
Due to related parties Note 8	**6,965**	4,278
	95,783	21,013
SHAREHOLDERS' EQUITY		
Capital stock Note 5	**9,143,390**	9,143,390
Warrants Note 5	**279,779**	279,779
Contributed Surplus Note 5	**325,467**	298,467
Deficit	**(9,181,125)**	(9,121,030)
	567,511	600,606
	$ **663,294**	$ 621,619

Commitments Note 9

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Operations and Deficit
(Unaudited – prepared by management)

Three months ended December 31,	2006	2005
Expenses		
General and administrative Note 7	52,260	11,840
Reporting to shareholders	6,490	-
Professional fees	538	1,637
Stock exchange and transfer agent fees	1,592	1,494
Foreign exchange gain	(3,211)	(1,207)
	(57,669)	(13,764)
Other Income (Expense)		
Interest	4,102	3,375
Abandonments and mineral property write-down	(6,528)	-
Net Loss	(60,095)	(10,389)
Deficit, beginning of period	(9,121,030)	(8,824,434)
Deficit, end of period	$ (9,181,125)	$ (8,834,823)
Loss per share		
Basic and diluted	$ 0.00	$ 0.00
Weighted Average Shares Outstanding		
Basic and diluted	40,277,314	38,658,743

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

Three months ended December 31,	2006	2005
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	$ 4,102	$ 3,375
Cash operating expenses	(22,773)	(11,543)
	(18,671)	(8,168)
Investing activities		
Mineral property additions	(58,267)	(61,841)
Foreign exchange gain on cash held in foreign currency	3,211	1,207
Decrease in cash and cash equivalents	(73,727)	(68,802)
Cash and cash equivalents:		
Beginning of period	525,629	634,131
End of period	$ 451,902	$ 565,329

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the three month periods ended December 31, 2006 and December 31, 2005.

Non-cash transactions:

During the three months ended December 31, 2006, the Company granted stock options to an officer and director resulting in a non-cash charge of $27,000, (2005 – Nil), being included in general and administrative expenses. Note 7

During the three months ended December 31, 2005, the Company cancelled 375,000 escrow shares for no consideration and the average carrying value of the shares of $87,261 reduced capital stock and increased contributed surplus.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations in the future.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2006 except for the adoption of Sections 3855 and 1530 of the CICA Handbook as described in note 2 below. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Newly adopted accounting policies

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

a) Financial Instruments – recognition and measurement (Section 3855)

In accordance with this new standard the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. The Company had neither available-for-sale, nor held for trading instruments during the three months ended December 31, 2006 and none as at December 31, 2006.

b) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges. The Company had no "other comprehensive income/loss" transactions during the three months ended December 31, 2006 and no opening or closing balances for accumulated other comprehensive income or loss.

3. Other Assets

	December 31 2006	September 30 2006
Exploration deposits	$ 7,610	$ 7,610
Other	2,018	2,018
	$ 9,628	$ 9,628

4. Mineral properties

The following exploration and acquisition costs were incurred during the three month periods ended December 31, 2006 and December 31, 2005 respectively:

2006	Total	Cold Springs, Nevada	Prospective properties, Nevada
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ 39,938	$ -
Geological consulting	15,076	11,138	3,938
Drilling	109,078	109,078	-
Travel	4,637	2,047	2,590
Field	2,214	2,214	-
Mineral property write-offs	(6,528)	-	(6,528)
Cumulative exploration costs to Dec. 31, 2006	**164,415**	**164,415**	-
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2006	25,242	25,242	-
Acquisition costs incurred	(28)	(28)	-
Cumulative acquisition costs to Dec.31, 2006	**25,214**	**25,214**	-
Total mineral properties Dec. 31, 2006	**$ 189,629**	**$ 189,629**	**$ -**

2005	Silver Park, Nevada
Exploration expenditures:	
Cumulative exploration costs to Sept. 30, 2005	$ 9,701
Geological consulting	14,963
Drilling	71,386
Geochemical analysis	13,734
Travel	5,894
Field	5,834
Cumulative exploration costs to December 31, 2005	**$ 121,512**
Property acquisition costs:	
Cumulative acquisition costs to Sept. 30, 2005	$ 36,277
Costs incurred	-
Cumulative acquisition costs to December 31, 2005	**$ 36,277**
Total mineral properties December 31, 2005	**$ 157,789**

4. Mineral properties (continued)

Nevada, USA

Cold Springs

During the year ended September 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase one half of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

Silver Park

After compilation and interpretation of drilling results from the fiscal 2006 winter drill program, management determined that the Company would not continue to pursue exploration on this property, terminated the option agreements and wrote-off accumulated property costs. The Company has no further cash obligations related to the Silver Park property.

Prospective Properties

Expenditures on prospective properties were capitalized until it was determined that these properties would not be acquired, at which point they were written-off.

5. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2006	40,277,314	$9,143,390	$298,467	9,764,286	$279,779
Stock-based compensation Note 7	-	-	27,000	-	-
Balance Dec. 31, 2006	**40,277,314**	**$9,143,390**	**$325,467**	**9,764,286**	**$279,779**

The warrants outstanding at December 31, 2006 may be exercised to acquire 9,764,286 common shares at $0.10 per share to March 9, 2007. Subsequent to December 31, 2006 warrants to acquire 2,195,281 common shares at $0.10 per share were exercised for total proceeds of $219,528.

c) Stock options outstanding

Expiry Date	**Number of Options 2006**	**Exercise price**
May 15, 2007	**275,000**	$0.12
March 23, 2008	**200,000**	$0.10
July 31, 2011	**625,000**	$0.10
December 11, 2011	**500,000**	$0.10
	1,600,000	

5. Capital Stock, Warrants and Contributed Surplus (continued)

c) Stock options outstanding

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

d) Stock option transactions

	Number of options	Weighted-average exercise Price
As at September 30, 2006	1,100,000	$ 0.11
Granted	500,000	$ 0.10
As at December 31, 2006	1,600,000	$ 0.10

6. Financial instruments

The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future.

7. Stock-based compensation

Included in general and administrative expenses for the three months ended December 31, 2006 is stock based compensation in the amount of $27,000 (2005 - $Nil). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Number of options granted	500,000
Exercise price	$ 0.10
Expected stock price volatility	98%
Risk-free interest rate	3.86%
Expected option life	2 years
Expected dividend yield	-

8. Related Party Transactions

During the three months ended December 31, 2006, the Company was billed $1,300, (2005 - $1,300), for its share of base office lease costs and $2,700, (2005 - $1,200), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the three months ended December 31, 2006 was $5,000, (2005 - $3,700). Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the three months ended December 31, 2006 was $21,000, (2005 - $18,500). Related party payables at December 31, 2006 and September 30, 2006 related to unpaid general and administrative and secretarial billings.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

Remainder of 2007 $ 9,100 **each of 2008 through 2011** $12,100 **2012** $3,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 6,000 for the year ended September 30, 2007. See also Note 4 regarding Cold Springs, Nevada mineral property acquisition commitment.

10. Segment disclosures

The Company's mineral acquisition and exploration activities were all undertaken through the Company's wholly owned United States subsidiary, NAMCOEX Inc. during the periods ended December 31, 2006 and December 31, 2005. Virtually all other expenditures are incurred in Canada. The following categories of revenue and assets allocated to geographic region are as follows:

As at or for the three months ended December 31, 2006	Canada	United States	Total Enterprise
Interest revenue	$ 4,102	$ -	$ 4,102
Abandonments and mineral property write-down	$ -	$ 6,528	$ 6,528
Net loss	$ 54,250	$ 5,845	$ 60,095
Total assets	$ 388,536	$ 274,758	$ 663,294
Capital assets – mineral properties	$ -	$ 189,629	$ 189,629
Additions to capital assets	$ -	$ 130,977	$ 130,977

As at or for the three months ended December 31, 2005	Canada	United States	Total Enterprise
Interest revenue	$ 3,375	$ -	$ 3,375
Abandonments and mineral property write-down	$ -	$ -	$ -
Net loss	$ 10,389	$ -	$ 10,389
Total assets	$ 518,839	$ 215,935	$ 734,774
Capital assets – mineral properties	$ -	$ 157,789	$ 157,789
Additions to capital assets	$ -	$ 111,811	$ 111,811

11. Comparative amounts

Certain comparative amounts have been reclassified to conform to the current year's presentation.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 22, 2007. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Cold Springs, Nevada, USA

During the year ended September 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US, NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase one half of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

A drill program was undertaken in December, 2006 and January, 2007 comprised of five reverse circulation holes for a total of 1664.2 meters. Holes 06CS-1 and 06CS-2 were completed in December and tested a covered range front fault and pediment on the southwest side of the Cold Springs prospect. Hole 06CS-1 was lost at 341.4 meters depth before it completely tested the deep geophysical anomalies. Both holes intersected strong zones of clay alteration associated with the range front fault but neither hole intersected significant zones of quartz veining. Hole 06CS-1 did not encounter significant gold or silver mineralization although the hole did intersect weakly anomalous gold values, (to 0.03 grams per tonne (g/t)), associated with the hangingwall of the range front fault. Hole 06CS-2 intersected weakly anomalous gold associated with the altered range from fault between 18 and 27 meters depth, and also intersected 1.52 meters grading 0.2 g/t gold and 43.6 g/t silver associated with a zone of strong clay alteration at 274.3 meters depth.

Holes 07CS-3, 07CS-4 and 07CS-5 were drilled in January, 2007 and tested the northeast side of the Cold Spring prospect. Hole 07CS-3 has discovered a new zone of gold and silver mineralization associated with

2) Mineral Properties

Cold Springs, Nevada, USA (continued)

quartz veining concealed under shallow cover. The hole intersected 3.1 meters grading 2.2 g/t gold and 98.3 g/t silver from 59.4 to 62.5 meters depth within 30.5 meters grading 0.4 g/t gold and 22.9 g/t silver from 51.8 to 82.3 meters depth. A large halo of anomalous gold surrounds the mineralized zone in hole 07CS-3.

Drill hole 07CS-4 was drilled from the same pad as 07CS-3 at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of mineralized quartz veining encountered in hole 07CS-3. Hole 07CS-4 intersected quartz stockwork veining with 3.1 meters grading 0.5 g/t gold and 60.5 g/t silver from 53.3 to 56.4 meters depth. Drill hole 07CS-5 was drilled 250 meters along strike from hole 07CS-3 and in a different orientation. The hole intersected 3.0 meters grading 0.2 g/t gold and 5.0 g/t silver from surface to 3 meters depth.

Management is encouraged by the discovery of this new zone of gold and silver mineralization within a much larger anomalous halo and is reviewing the complete data set from Cold Springs in order to provide an update once future plans for the property are finalized.

The early stage budget for the drill program was approximately $200,000 US, (approximately $225,000 CDN). Based upon billings received to date, it appears that the program should be within this budget.

Other

Management investigated potential mineral properties in British Columbia and Nevada during the three months ended December 31, 2006. None, however, were determined to be desirable acquisitions at this time, consequently all related capitalized costs were written-off during the period.

3) Operating Results

Three months ended December 31, 2006 compared to three months ended December 31, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
General and administrative expenses	(52,260)	(11,840)
Reporting to shareholders	(6,490)	-
Professional fees	(538)	(1,637)
Stock exchange and transfer agent fees	(1,592)	(1,494)
Foreign exchange gain	3,211	1,207
Interest income	4,102	3,375
Mineral property write-down	(6,528)	-
Loss	$(60,095)	$(10,389)

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2006 and December 31, 2005 respectively:

	Three months ended December 31, 2006	Three months ended December 31, 2005
Administrative consulting fees	$ 5,968	$ 3,498
Stock-based compensation	27,000	-
Occupancy costs	2,495	2,495
Office, secretarial and supplies	6,839	4,953
Website maintenance	5,620	-
Other	578	-
Insurance	3,760	894
Total	$ 52,260	$ 11,840

3) Operating Results (continued)

Three months ended December 31, 2006 compared to three months ended December 31, 2005

General and administrative expenses increased approximately $40,000 from the prior period. Stock-based compensation contributed $27,000 of this increase. Stock options were granted in fiscal 2007 and were valued using the Black-Scholes Option Pricing Model. There were no options granted in the comparative period. Administrative consulting fees increased as the President attended an exploration conference in Nevada during the three months ended December 31, 2006. Office, secretarial and supply costs increased due to the relatively increased activity level during the current quarter. Costs associated with redesigning the Company's website aggregated $5,620 during the current period with no comparable amount in the comparative period. Insurance costs have increased as a result of higher rates and a premium for exploration in the United States.

The following summarizes the components of professional fees included in the statement of earnings:

	Three months ended December 31, 2006	Three months ended December 31, 2005
Legal and filing fees	$ 538	$ 637
Audit fees	-	1,000
Total	$ 538	$ 1,637

The audit fees in the comparative period reflect the amount in excess of the accrual for the September 30, 2005 year-end audit.

Reporting to shareholders expense is higher in the current period due to the year-end audit being completed earlier and hence the printing and mailing of annual financial statements occurring earlier than in the preceding period.

The increase in the foreign exchange gain over the prior period is due to the strengthening US dollar compared to the Canadian dollar during the three months ended December 31, 2006. The result is that the Canadian dollar value of the US cash balances has increased. Mineral property write-downs during the current period pertained to costs incurred to investigate possible property acquisitions.

4) Liquidity and Capital Resources

The Company's working capital position at December 31, 2006 was $368,000, (September 30, 2006 - $526,000). Cash has decreased $74,000 from September 30, 2006. The Company expended $19,000 on administrative operations, (2005 - $8,000). Further, the Company expended approximately $58,000 of cash on mineral properties, (2005 - $62,000).

The Company has sufficient funds to cover administrative costs for the current year, however in order to have sufficient funds for more than a minimal exploration program in the future, additional equity financing must be obtained.

Subsequent to December 31, 2006, warrants were exercised to acquire 2,195,281 common shares at $0.10 per share for total consideration of $219,528.

5) Financing

During fiscal 2005, the Company received gross proceeds of $750,000 from a non-brokered private placement. Pursuant to the private placement, the Company issued 10,714,286 Units at $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007. These funds have been and are being used to investigate, acquire and explore new mineral properties and to fund working capital. Warrant exercises subsequent to December 31, 2006 contributed $219,528 to the treasury.

6) Contractual Obligations

Commencing January 1, 2007 the Company's sublease was extended for a further five years. The following summarizes annual base lease commitments for the ensuing five years:

Remainder of 2007	$ 9,100	2009	$12,200	2011	$12,200
2008	$12,200	2010	$12,200		

Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire a 100% interest, subject to Net Smelter Royalties, in the Cold Springs, Nevada claims discussed above under 2) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire the property.

Combined contractual obligations for the following five fiscal years ended September 30 follow:

Nature of obligation	Remainder of 2007	2008	2009	2010	2011
Office Lease base rent	$ 9,100	$12,200	$12,200	$12,200	$12,200
Mineral property acquisition	$23,300	$34,950	$46,600	$58,250	$ -
Total	$32,400	$47,150	$58,800	$70,450	$12,200

Mineral property acquisition commitments are in US dollars. They were translated into Canadian dollars from US dollars at a rate of 1.165 for purposes of this table. Rates will change from year-to-year, and this will alter the actual Canadian dollar equivalent on the transaction date.

7) Exploration Expenditures

Refer to "Mineral Properties," note 4, to the consolidated financial statements, for details of expenditures incurred during the periods ended December 31, 2006 and December 31, 2005.

8) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

9) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2006	2005	2004
Financial Results			
Interest Income and other	$ 13,883	$ 11,000	$ 1,217
Net Loss	$ (296,596)	$ (96,684)	$ (2,681,036)
Basic and diluted loss per share	(0.01)	0.00	$ (0.10)
Financial Position			
Working capital	$ 525,798	$ 619,765	$ 36,934
Total assets	$ 621,619	$ 692,925	$ 44,862
Capital Stock	$ 9,143,390	$ 9,008,231	$ 8,587,720
Warrants	$ 279,779	$ 307,000	$ -
Contributed Surplus	$ 298,467	$ 183,206	$ 183,206
Deficit	$ (9,121,030)	$ (8,824,434)	$ (8,727,750)

The large loss in 2004 is due to the write-off of mineral properties aggregating $2.6 million, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $28,000 in 2006, (2005 and 2004 - $Nil), contributed to the 2006 increase in loss before mineral property write-downs relative to previous years.

10) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec.31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	Mar. 31 2005
Interest & Other	$ 4,102	$ 4,481	$ 3,452	$ 2,575	$ 3,375	$ 4,032	$ 1,688	$ 246
Net loss before mineral property write-offs	(53,567)	(60,923)	(42,317)	(19,454)	$(10,389)	$ (42,966)	$(26,540)	$(18,160)
Mineral property write-offs	(6,528)	3,065	(450)	(166,128)	-	$ (3,762)	-	$ -
Net Loss	(60,095)	$(57,858)	$(42,767)	$(185,582)	$(10,389)	$ (46,728)	$(26,540)	$(18,160)
Basic and diluted loss per share	$ 0.00	$ (0.01)	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs typically cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. General and administrative expenses tend to be higher in the quarters ended March 31 and June 30 because annual report and other annual mailings as well as annual meeting costs tend to be incurred in these periods. The result is a higher net loss before mineral property write-offs than in the first quarter of each year. Audit fees are accrued in the quarter ended September 30, and at $15,000 and $13,000 in fiscal 2006 and fiscal 2005 respectively, contributed to a higher loss in the final quarter than the previous quarters. Foreign exchange loss in the fourth quarter of 2005 of $13,000 and stock-based compensation of $28,000 in the fourth quarter of 2006 also contributed to the comparatively higher quarterly loss. Stock-based compensation cost of $27,000 in the three months ended December 31, 2006 contributed to the relatively higher loss for this quarter.

The high revenue amount in the December 31, 2004 quarter was due to the receipt of a mining duties rebate in that quarter. Normally this amount would have offset related exploration costs capitalized, however all such costs had been previously written-off.

11) Directors and Officers

Shane Ebert	Director and President	Douglas Cageorge	Director
Jean Pierre Jutras	Director and Vice-President	Shari Difley	Chief Financial Officer
Lesley Hayes	Director	Barbara O'Neill	Corporate Secretary

12) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies, their employer, or individually for number of days or hours worked. Their rates and aggregate billings for the three months ended December 31, 2006 are as follows:

Officer and position	Rate	Amount
Mr. Ebert, President	$450 per day	$ 17,438
Mr. Jutras, Vice-President	$400 per day	$ 550
Ms. Difley, Chief Financial Officer	$ 65 per hour	$ 3,600

Ms. O'Neill is employed by a corporation related by virtue of common officers and/or directors. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed to the Company for the three months ended December 31, 2006 aggregated $2,200.

Directors are not remunerated in cash for time spent fulfilling their directorial responsibilities; however they receive stock options in recognition of their service. During the three months ended December 31, 2006, no stock options were granted to directors except for those granted to Mr. Ebert. During this period, Mr. Ebert, in his capacity as an officer, was granted 500,000 stock options exercisable at $0.10 per share to December 11, 2011.

13) Related Party Transactions

The following non-arm's length transactions occurred during the three months ended December 31, 2006:

i) paid or accrued $1,300 to a corporation related by virtue of common officers and directors for rent of shared office space and $2,700 for lease operating and miscellaneous administrative costs.

ii) paid or accrued $6,500 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided and $15,000 for geological consulting services provided, such fees having been capitalized to property.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $5,000 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 5 to the financial statements. The following summarizes changes to capital stock during the period from January 1, 2007 to February 22, 2007:

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Dec.31, 2006	40,277,314	$9,143,390	$325,467	9,764,286	$ 279,779
Warrants exercised	2,195,281	282,429	-	(2,195,281)	(62,901)
Balance Feb. 22, 2007	**42,472,595**	**$9,425,819**	**$325,467**	**7,569,005**	**$ 216,878**

b) Stock Options and Warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. Refer to note 5 to the financial statements for details of the option transactions occurring during the three months ended December 31, 2006 and period-end balances. During the period from January 1, 2007 February 22, 2007, there were no options granted, exercised or cancelled and none expired.

ii) Warrants

Pursuant to the private placement described in 5) Financing, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. Refer to note 5 to the financial statements for number outstanding at December 31, 2006. Subsequent to December 31, 2006, 2,195,281 warrants were exercised to acquire an equal number of common shares at $0.10 per share.

15) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the three months ended December 31, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

16) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might

16) Outlook (continued)

option-in on the property or purchase the property outright. Management is reviewing the complete data set from the Cold Springs, Nevada property now that final drilling results have been received regarding the December, 2006/January, 2007 drill program. An update will be provided when this review is complete. Further, management is continuing to evaluate grassroots and drill-ready prospects throughout North America. Equity financing options will be investigated in the near term to ensure that there will be sufficient funds for future exploration and acquisitions.

17) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, title uncertainties, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent upon investor confidence and the price of mineral resources at any point in time, among other things.

18) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

19) New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value. It also describes how to present financial instrument gains and losses. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the December 31, 2006 financial statements resulting from the adoption of this accounting policy.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the December 31, 2006 financial statements resulting from the adoption of this accounting policy.

20) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

21) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as December 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

22) Internal Controls over Financial Reporting

The President and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2006. They have not identified any changes to the company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

23) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END